                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                          Isle of Capri Casinos, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  464-592-104
                     ------------------------------------
                                (CUSIP Number)


                               Gregory A. Carlin
                            ISLE Investors, L.L.C.
                            900 N. Michigan Avenue
                                  Suite 1900
                            Chicago, Illinois 60611
                                (312) 915-2800
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                 March 2, 2000
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
CUSIP NO.  464-592-104                                         Page 2 of 7 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    ISLE Investors, L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4301915
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,430,261 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,430,261 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,430,261 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP NO.  464-592-104                                         Page 3 of 7 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Gregory A. Carlin

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,430,261 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,430,261 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,430,261 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP NO.  464-592-104                                         Page 4 of 7 Pages
         -----------------

------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON

      Neil G. Bluhm

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,430,261 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,430,261 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,430,261 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D is filed by and on behalf of ISLE Investors, L.L.C. and the managers of ISLE Investors, L.L.C. (Gregory A. Carlin and Neil G. Bluhm) (collectively, the "Reporting Persons") and amends the
Schedule 13D (the "Schedule 13D") filed on April 1, 1999 by and on behalf of the Reporting Persons, as previously amended. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


Item 5.   Interest in Securities of the Issuer

(a) Paragraph (a) of Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 1,430,261 Shares, which includes 60,636 Shares subject to warrants owned by ISLE Investors, L.L.C. that are exercisable within 60 days of the date hereof. Based upon (i) the 30,266,239 Shares outstanding as of March 2, 2000 as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ending January 23, 2000 (the "Third Quarter 2000 Report") and (ii) the 60,636 Shares subject to warrants owned by ISLE Investors, L.L.C. that are exercisable within 60 days of the date hereof, these Shares represent 4.7% of the outstanding Shares of the Company. The Reporting Persons directly own the securities as follows:

                                                             Approximate
                                                              Percentage
                                                              of Shares
               Name              Shares       Warrants       Outstanding
               ----              ------       --------       -----------
     ISLE Investors, L.L.C.    1,369,625       60,636            4.7%

     Gregory A. Carlin             0              0              0.0%

     Neil G. Bluhm                 0              0              0.0%

          Total                1,369,625       60,636            4.7%

     Under Rule 13d-3 of the Securities Exchange Act of 1934, Gregory A. Carlin and Neil G. Bluhm, as managers of ISLE Investors, L.L.C., may be deemed to beneficially own securities directly held by ISLE Investors, L.L.C. Gregory
     A. Carlin and Neil G. Bluhm expressly disclaim beneficial ownership of such securities.

(e) Paragraph (e) of Item 5 of the Schedule 13D is hereby amended by adding the following as the second sentence thereof:

          As a result of the increase in the outstanding Shares of the Company reported in the Third Quarter 2000 Report, as of March 2, 2000 each Reporting Person has ceased to be the beneficial owner of more than 5% of the Shares.

                                  Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2000

ISLE INVESTORS, L.L.C.

By: /s/ Gregory A. Carlin
   ----------------------
   Gregory A. Carlin
   Manager

By: /s/ Neil G. Bluhm
   ------------------
   Neil G. Bluhm
   Manager

GREGORY A. CARLIN

/s/ Gregory A. Carlin
----------------------

NEIL G. BLUHM

/s/ Neil G. Bluhm
------------------